As filed with the Securities and Exchange Commission on May 10, 2007

Registration No. 333-13508

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

STATOIL ASA

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

KINGDOM OF NORWAY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kathryn A. Campbell, Esq. Sullivan & Cromwell LLP One New Fetter Lane London EC4A 1AN England UK 011 44 207 959 8900	Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

_______________________

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption

Location in Form of Receipt Filed

Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of deposited

Face of Receipt, top center

securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of June 15, 2001, amended and restated as of ____________, 2007, among Statoil ASA, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Statoil ASA and The Bank of New York relating to pre-release activities.  - Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, May 10, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, nominal value NOK 2.5 each, of Statoil ASA.

By:

The Bank of New York,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Statoil ASA has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Stavanger, Norway on  May 10, 2007.

Statoil ASA

By:  /s/ Helge Lund
Name:  Helge Lund
Title:    Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Helge Lund and Eldar Sætre, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on May 10, 2007.

/s/ Helge Lund

/s/ Eldar Sætre

Name:  Helge Lund

Name:  Eldar Sætre
Chief Executive Officer

Chief Financial Officer

(principal financial and accounting officer)

/s/ Don Puglisi

/s/ Jannik Lindbæk
Name: Don Puglisi

Name:  Jannik Lindbæk
Authorized U.S. Representative

Chairman of the Board

/s/ Kaci Kullmann

/s/ Ingrid Wiik
Name: Kaci Kullmann

Name:  Ingrid Wiik
Deputy Chairman of the Board

Director

/s/ Knut Åm

/s/ Marit Arnstad
Name: Knut Åm

Name:  Marit Arnstad
Director

Director

/s/ Finn Hvistendahl

__________________
Name: Finn Hvistendahl

Name:  Lill-Heidi Bakkerud
Director

Director

/s/ Grace Reksten Skaugen

/s/ Morten Svaan
Name: Grace Reksten Skaugen

Name:  Morten Svaan
Director

Director

/s/ Claus Clausen
Name: Claus Clausen
Director

INDEX TO EXHIBITS

Exhibit
Number

Exhibit

1

Form of Deposit Agreement dated as of June 15, 2001, amended and restated as of ____________, 2007, among Statoil ASA, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

     2

Previously filed.

     4

Previously filed.